FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Block Listing Cancellation dated 02 June 2017
Exhibit No. 2	Director/PDMR Shareholding dated 08 June 2017
Exhibit No. 3	Total Voting Rights dated 30 June 2017

Exhibit No. 1

The Royal Bank of Scotland Group plc
Block Listing Cancellation

The Royal Bank of Scotland Group plc currently has ordinary shares of 100 pence each block listed under the following share plans and schemes:

●	5,342,057 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme;
●	991,141 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc Medium-term Performance Plan; and
●	6,817,920 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 1997 Sharesave Scheme.

These plans and schemes have now been closed and as a result the block listings associated with them have been cancelled.  No allotments have been made under these plans and schemes since the last block listing return was released on 19 April 2017.

For further information contact:-
RBS Media Relations - +44 (0)131 523 4205

2 June 2017

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

8 June 2017
The Royal Bank of Scotland Group plc
Legal Entity Identifier:2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTION OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the "Company") announces that on 7 June 2017 a conditional deferred award over ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) vested to the PDMR listed below. The conditional deferred award was granted under the RBS 2014 Employee Share Plan in March 2017.  The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by the PDMR is set out  below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Helen Cook	Chief HR Officer	15,534	7,301	8,233

The above transaction took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.551. Shares retained after payment of associated tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 3

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 June 2017:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 June 2017
Ordinary shares of £1	11,876,137,647	4	47,504,550,588
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,877,037,647		47,508,150,588

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

30 June 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary